UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                  Transcript of conference call of Portugal Telecom, SGPS, S.A. (the “Company”), held on August 3, 2006, regarding the announced spin-off of PT Multimédia.

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

PORTUGAL TELECOM

PT Multimedia Spin-Off Conference Call

Moderator:  Ms. Marta Duarte

August 3, 2006

1:30 p.m.  ET

Operator:   Good afternoon, ladies and gentlemen, and welcome to the Portugal Telecom conference call to discuss today’s announcement, hosted by Mr. Zeinal Bava.

At this time, all participants have been placed in listen-only mode, and the floor will be open for questions and comments following the presentation.  If you have any questions, please press the number star, one on your touchtone phone.

I would now like to turn the conference over to your host.  Sir, the floor is yours.

Mr. Zeinal Bava:   Thank you very much.  Good afternoon, ladies and gentlemen.

It’s Zeinal Bava here, Executive Board Member of Portugal Telecom.  I’m here with my Board colleague, Luís Pacheco de Melo, the CFO, and also members of our IR and finance team as well.

I’m going to keep the introduction fairly brief.  The press release of this announcement has been put out at 2:00 today so that we can have ample time for questions.

We announced today that the Board approved the proposal to spin off PT Multimedia to increase the proposed shareholder remuneration package to €3.5 billion, and to contribute one billion into the pension fund.

We intend to spin off our 58.43 percent interest in our subsidiary, PT Multimedia, and we intend to do it through a spin-off, and the increase in the remuneration is from three billion that we announced a few months ago to 3.5 billion.  The implementation of these proposals is subject to shareholder approval at an Extraordinary General Meeting, which we will call for that specific purpose at a date to be announced.  Furthermore, the—both these measures will only be executed if the Sonaecom tender offer lapses or ceases.

PT management believes that the separation of PT Multimedia from Portugal

Telecom should provide regulatory relief for PT’s wireline business.  We think that it is absolutely critical that, sooner rather than later, we achieve some of this regulatory relief so that we can get our fixed line business back on track and offer convergent services to Portuguese consumers in this market.

With regard to the three billion, or rather 3.5 billion extraordinary payment that we have announced, 536 million were paid in the form of dividends in May this year, so the remaining roughly three billion will be paid through dividends in ‘06, ‘07, ‘08, and through a cash—extraordinary cash return of 1.9 billion.  So, the—we expect to distribute €1.75 equivalent per share within the next 12 months and, with regard to dividends over the next two years, we have reiterated our commitment to have a progressive dividend policy.

With regard to the pension fund, funding of the deficit, we have decided to invest this additional one billion, 300 million of which were already contributed in May this year, and we expect therefore to reduce the time that we have available to fund the deficit from six years to 14 years—rather from 14 years to six years.

The Board of Directors will initiate the process for submitting the documentation for the shareholder’s meeting with regard to the spin-off and so on as and when it feels that it’s necessary.  We don’t have a date at this stage.  We believe that it can be at any time between now and whatever shareholder meeting we may have, in the context of the current offer of Sonae, to change the company’s bylaws.

The Board of Portugal Telecom remains firmly committed to its duty of maximizing the value of the company for the benefit of all of its stakeholders, and we reiterated today that the €9.50 offer price of Sonae is unacceptable.  We think it’s low, and we also believe that the cash flows of this company are being used to pay down Sonaecom’s debt and, therefore, shareholders should reject that offer.

I will now open the floor to take any questions you may have.  Thank you.

Operator:   Thank you.

The floor is now open for questions.  If you would like to question, please press star, one on your telephone keypad.  If at any point your question is answered, you may remove yourself from the queue by pressing star, two.  We do ask, when you pose your question, that you pick up your handset to provide optimum sound quality.  Stand by for a few moments while we poll for questions.

Our first question comes from Mark Cardwell from Sanford Bernstein.  Please state your question.

Mr. Mark Cardwell:   Thank you.

Two questions if I can.  Can you give us an update on your view of where the Competition Commission is and what you think their view is on the Sonae conditions that are out on the bid today, or where you think the problems are, at least, still under scrutiny?

And then secondly, can you give us a sense, with this new effort, what you believe now is appropriate leverage for PT, assuming that you do enact these things and you take this forward into the future?

And I guess to go with that—I apologize—but, a third thing.  It seems like a progressive dividend, assuming that means that the 47 cents goes up, actually it implies a bit more than 3.5 billion.  Have I done my math right there, or have I missed something?

Mr. Zeinal Bava:   Okay, thank you very much.

With regard to the timetable, the Competition Authority having decided to take the analysis of this process to the second stage, formally has 90 working days to review this process.  It’s 90 working days, and this timetable can be interrupted at any time if and when they require any information.  According to our internal numbers we believe that 37 days have gone by, of the allowed 90 days.

We also understand from public statements that the Competition Authority has made in the past that they intend to use less than the 90 days.  So, if we—they were theoretically to use the full 90 days, we think that the analysis would be completed probably around mid-November.  Again, this is if they were to use the full 90 days, which again they’ve indicated may not be necessary for this.

With regard to the position, very little is known other than they are requesting information, reviewing.  They are doing about—analysis on around 40 or 42 different segments of the market.  We also believe that the—and this is a firm belief on our part—that the current announcement, or the announcement we made today, should not interfere with that process.  They will have to review the offer of Sonae on their merits, and we are convinced that whatever we’ve announced today will not interfere with that process or with that timetable, and the regulator will do whatever he thinks is most appropriate and whatever is right under the circumstances.

With regard to the appropriate leverage for PT, we’ve indicated that we would like to remain investment grade.  And in that, or within that constraint, we believe that we can probably leverage our balance sheet to the level where we are preparing to do so.  If circumstances of the Sonae deal become more clear in the future, our CEO today announced, in an interview in Reuters, that we reserve the right to reconsider our own position on this.

Since a lot of the details around the Sonae transaction remain unclear, it—I think, at this stage, it’s still not known how they plan to finance the transaction, which assets they propose to sell, what kind of leverage they would like to have in the company.  We think that, as and when those details become clear, the Board of Portugal Telecom will be able to, with that additional information, consider whether it wants to further improve whatever we’ve announced today or not.

But, at this stage we believe that we are working very much towards the commitment we made a few months ago, that we wanted to remain investment grade, and I think you’ve probably seen the announcements by Moody’s and by S&P, and we believe that, by giving this package out to shareholders, we are living up to that commitment that we made; which again, we may want to change depending on what comes out of the Sonae transaction as and when details become clear.

Your third point, your math isn’t wrong.  We believe that 40—we’ve indicated that one billion, or the residual, is 47.5 cents.  We believe that we should be able to increase dividends, but you should look at that more as a reference.  And if there will be any increases, they will be pretty immaterial on that number.

Thank you.

Operator:   Thank you.

Our next question comes from Will Maine [sp] with Bear Stearns.  Please state your questions.

Jonathan:   Oh hi, it’s Jonathan.

Two questions.  One, have you considered finding a cash buyer for PT

Multimedia?  And secondly, have you looked at some of the other assets, maybe some of the African assets or Vivo, in looking at their disposal?

Mr. Zeinal Bava:   We decided that the spin-off at this stage made sense because it provides clarity to the market as to what the real value of PT Multimedia is, and how it fits in the sum of the parts that we have for our company.  We’ve indicated that we think that the €9.50 offer price is very low and doesn’t reflect the value of our assets, and therefore we believe that, by providing this additional clarity to the market, the market or any other potential bidder, or any bidder, or Sonae for that matter, will be better positioned to value our company more realistically.

With regard to doing a spin-off or auctioning that asset, we thought that, under the circumstances, a spin-off made a lot more sense because it gives our shareholders the ability to be exposed to two companies and, therefore in the context of a takeover, part share premium in two different companies, so control premium in two different companies.  Second, albeit that we have 58 percent economic interest, our voting rights are limited to five percent.  Therefore if we were—that made a cash sale for PTM and of our stake very, very difficult, and very complex.  And therefore, we thought that, by doing the spin-off, it made a lot more sense and it gave more clarity to the market on the value, and gave the shareholders the ability to play the M&A premium on both companies.

With regard to our other assets, we believe that, in the current circumstances, we remain committed to Brazil and Africa.  We are at the moment fully engaged with Telefonica to implement a restructuring plan at Vivo.  We’ve recently announced that we are going to also launch GSM and, therefore, our key focus with regard to Brazil is the turnaround of Vivo.  We think that exposure to Brazil and Africa will underpin future growth of our company.  Again, we reserve the right to have different views about all this as and when some of the details of the Sonae transaction become clear.  But, at this stage, the Board is fully committed to being exposed to Brazil and Africa, and any future growth we may have in that region, we will also look to leverage that on partnership that we may establish with other local investors, as well.

Thank you.

Jonathan:   Can I ask a follow on?

Mr. Zeinal Bava:   Sure.

Jonathan:   Assuming if the Competition Authority allow the merger to go ahead with a very few conditions, would you reverse the tables on Sonaecom and maybe offer to buy Optimus from them?

Mr. Zeinal Bava:   Well, two things.  First, if that merger was to be allowed, and of course it’s Competition Authority’s decision, the first thing that we would seek for was to make sure that the so-called two billion synergies, which they claim that exist in such a merger, should be shared with our shareholders.  So, our views on the €9.50 share price are predicated, are not even taking into account the impact of that merger and those synergies.  So, if that merger was to be approved, our views with regard to the valuation would be even stronger because, if those two billion synergies exist, we believe that our shareholders are entitled to receiving it.

With regard to your other part of the question, as you can imagine, at this stage I will not be able to comment on that, but we will continue to work with our investment banks, looking at all different options.

Thank you.

Operator:   Thank you.

Just a reminder, to ask a question, please press star, one on your telephone keypad.

Our next question comes from Nuno Vieira with BCP.  Please state your questions.

Mr. Nuno Vieira:   Yes, hello.  Good afternoon.  I’ve got a couple of questions, please.

The first question is do you have any comments in what concerns the contents that are at the PTM level in PT Comunicações, namely in what concerns any contracts with PT Comunicações—for PT Comunicações to provide IPTV?

The second one is what do you expect in terms of regulatory relief in the wireline network?

A third one would be, in terms of shared service platform, PT Compras and PT Pro, do you expect this spin-off of PT Multimedia to have any impact in EBITDA coming from this operation?

That’s all for the moment.  Thank you very much.

Mr. Zeinal Bava:   Okay.  Thank you, Nuno.  Can you repeat just your second question?  I got the content.  I got the shared services.  The second one was about regulation?

Mr. Nuno Vieira:   Yes.  It was about regulation in wireline.  What do you expect in terms of regulatory relief?

Mr. Zeinal Bava:   Okay, thank you.

With regard to content, well, all the content that PT Multimedia has is sold to all other interest[s] in the Portuguese market.  So, in the very—in the same way that PT Multimedia rents the ducts and the fiber from Portugal Telecom and pays for it and those prices are regulated, likewise PT Multimedia sells, or resells, content to any interested party in this market, again at prices which, to be honest with you, do not reflect the investment that PT Multimedia has made to acquire those contents.  So, yes, they are very much arm’s length, and they are available to any potential buyer.

So the market for content in Portugal is very much open.  And again, I should also highlight that, with regard to content, in—some of the content that we have in some of the channels represents a very small amount of all the potential rights that exist out there.  So, anyone can actually go and build further channels to compete with PT Multimedia on the contents side, if they wanted to.

So there, if you were refer—you know, if your concern is IPTV and the fixed line and will they have access to content, they will have access to content in the same terms and conditions that others have as—today in the Portuguese market, be it Cabovisão, be it TVTel or be it any other operator in the Portuguese market.

With regard to regulatory relief, we believe that the Universal Service Fund is an issue which we have been discussing for quite some time.  Portugal Telecom is the only company that is supporting the costs of delivering universal services in our market.  The concept of the fund is ingrained in our system and in our—in everything that is the sector related and, therefore, we believe that all players in this market should contribute towards that fund.  So, that’s clearly one of the things that we would be seeking to achieve.

The second one is to have the regulation far more—or rather, exclusively focused on wholesale as opposed to retail.  In fact, you’ve seen that happen in the U.K. recently and, therefore in that context, we propose to continue to work in separating wholesale and retail division internally within our fixed line.  We will certainly not put it into a separate Co.  We will have a different governance for that.  And we believe, in that context, we should be able to have the regulation focus much more on wholesale as opposed to retail, and that will give us ample flexibility to do more bundles of products and services, which we think is absolutely critical for us to reduce churn in the fixed line division.

The third thing, which is worth highlighting, is not the—is not fixed-line related.  We believe that the termination fees that are being charged in the Portuguese market—sorry, the spectrum fees that are being charged in the Portuguese market on the mobile side are very high, and we also believe that the model that is being used to charge those spectrum fees we believe should be changed, and should not be based on a per-sub basis as opposed to being just a blob amount that all operators should pay, very much similar to what happened with UMTS.  So those would be—if I had to highlight for you, you know, sort of two or three things that we would be looking for as relief.

With regard to the other relationship that exists, multimedia with our shared services company Pro, or the purchasing unit, the relationships are already pretty much arm’s length as well and very transparent, and very much on an open book basis.  So, I think, ultimately, PT Multimedia will have to decide as an independent company whether they wish to take advantage of the economies of scale, which is granted to the shared services platform by Portugal Telecom, or not.  I mean, ultimately, it’s a Multimedia decision.

But, we believe that it has the benefits of operating within the group, and worth highlighting is that a lot of this is very much arm’s length already, and with a governance which allows all clients to, to some extent, operate and intervene and we do have Chinese walls, as well.  So I think, ultimately, it’s a Multimedia management decision.

Mr. Nuno Vieira:   Okay.  Thank you very much.

Operator:   Our next question comes from Brian Rusling with Cazenove.  Please state your question.

Mr. Brian Rusling:   Yes, gentlemen.  I’ve got two questions.  Just in relation to the €1.9 billion extraordinary cash return, Zeinal, can you talk us through the distributable reserves and whether you would have sufficient distributable reserves to actually do that, or you need to do another change to create more distributable reserves?

The second question is on the pension deficit.  You refer to this reduction of the—basically funding the deficit, from 14 years to six years.  Does that come purely from the one billion payment, or is it actually predicated upon this comment about achieving an improved labor relations framework, in which case what improvement are you referring to?

Mr. Zeinal Bava:   Okay, thank you.  Two very good questions.

First, with regard to reserves, 31 December ‘05 we had reserves amounting to €720 million.  We then paid dividends of €536 million, so were left with about €184 million.  We then approved in the shareholder’s meeting, a capital increase and a capital reduction.  Again, this does not require investors to put in any cash.  It was all accounting, and that would increase our reserves by roughly €1.1 billion, and then—so the total would then be €1.284 billion.

And then, we have done also some internal restructuring at our company and,

therefore, the total amount of reserves, what I can say, is very comfortably above the two billion that we have announced.  So that, we believe, should not be an issue for us with regard to the €1.9 billion that we have announced today, and all the restructuring that was required for us to be able to make such a statement is already in play—in process.

The capital increase and the capital reduction.  The capital increase was done.  The capital reduction is now going through the normal process in the Portuguese judicial system, and we think that that capital reduction hopefully will be completed by the sort of second week of September.

So, we believe that the €1.9 billion is well within the reserve that we have.  Notwithstanding this, we’ve also indicated in the press release that the €1.9 billion that we have announced is subject to market conditions and financial conditions and reserves.  And the reason we’ve said that is because, as you know, we also have an exposure to Brazil, and that has some impact on the reserves, albeit that, at this stage we are very, very comfortable with the level at which euro-real will come—will have any impact in the reserves.  So, I think again we are fairly comfortable, but I should just caveat this and be absolutely transparent with you.

With regard to the—.

Mr. Brian Rusling:   —Zeinal, can I just ask you, because the 1.9 is one element.  You’ve obviously got the final dividend payment from the full year 2006 that will come within this period of time.  So—.

Mr. Zeinal Bava:  —But, then we also have the net income for 2006 as well.

Mr. Brian Rusling:   Yes.

Mr. Zeinal Bava:   Okay?  So we have the net income of 2006 and, therefore, the dividends for ‘07, that we will pay in ‘07, in respect of fiscal year ‘06, will be more than covered by the net income of ‘06.  So, all the numbers that I took you through is leaving to one side the net income and the dividends.

Mr. Brian Rusling:   Thank you.

Mr. Zeinal Bava:   Okay.

The second question you had about pension funds.  At year-end 2005, our unfunded pension liability pre tax was €2.6 billion.  In the period of 2006-2008, as we said, we wish to invest about one billion in the pension fund.  Three hundred million will be the positive impact of change in certain assumptions in the pension fund, so the €2.6 unfunded pre-tax becomes €2.3 as a result of that and, therefore—and that change at this stage is only in the discount rate.  We were using a discount rate of 4.3 percent, which our auditors and our actuaries have agreed that it is a very, very low rate in the context of the current interest rate environment and interest rate outlook.

We have not incorporated into this any changes to other assumptions, namely wages and salary increases or healthcare costs, any such adjustments.  We think such adjustments may become—should be done at some stage because we are, after the—after this year, we have been able to maintain wages and salary increases at about 1.8 percent when our actuarial studies have three percent, and inflation in our actuarial studies is two percent.  We have not made any adjustments in the calculation of our projected benefit obligations with regard to any assumption on wages and salaries and healthcare yet.  We hope to do that end of the year when we have another discussion with our actuaries and our auditors.

So, if you take all this into account, the six years will become, you know, the sort of the normal contribution for us to fund the pension deficit, after tax of course.

Thank you.

Operator:   Thank you.

Just a reminder, to ask a question, please press star, one on your telephone keypad.  We will pause for a few moments to poll for question.

Our next question comes from John Pearce with Dresdner Financial House.  Please state your questions.

Mr. John Pearce:   Yes, it’s John Pearce speaking from Dresdner Kleinwort.  The reason why I wanted to ask a question was to do with your credit ratings, etc.  You said in this release, as you previously did, that your objective was to remain investment grade, but I’ve seen today one of the credit rating agencies has put you on to the very lowest rung of the investment grade, and I believe that the other one is just one rung up from that.  How confident are you that you can remain in investment grade, given what’s going on now?

Mr. Zeinal Bava:   Well we had two rating agencies opine on our balance sheet structure.  One was Moody’s, which said that they were comfortable with Baa2, and we had S&P, I think at BBB-minus, looking also to revise the outlook and wanting to do with a negative watch.

We, to be honest with you, are not in agreement with S&P with the analysis that they have undertaken.  We, frankly, have serious doubts about the methodology that they have used.  We believe that Moody’s is actually two notches above the investment, so the equivalent Baa2 would be BBB.  So, I think that we will continue to work with Standard & Poor’s to make them more comfortable with the numbers but, at this stage, I think the

Moody’s announcement for us was very, very positive.

Mr. John Pearce:   Okay, thank you.

Mr. Zeinal Bava:   Thank you.

Operator:   Our next question comes from Mark Cardwell with Sanford Bernstein.  Please state your question.

Mr. Mark Cardwell:   Thanks.

I just wanted to follow up your answer to Brian’s question about the one billion on the pension fund.  Are you saying that there’s basically not a—that the cash funding you’ll do is the normal that you’ve been doing, and that the rest of the one billion is effectively changes to the assumptions, or did I misunderstand your answer?

Mr. Zeinal Bava:   Okay, thank you.  After putting one billion and the adjustment in the value of the projected benefit obligations of €300 million, so that’s about €1.3 billion—.

Mr. Mark Cardwell:   —That’s what—.

Mr. Zeinal Bava:   —One-point—so it’s one billion additional funding extraordinary 2006, 2008.  Three hundred million is the adjustment downwards on the projected benefit obligations as a result of the change in the discount rate, would take our unfunded pension liability to roughly €1.3, €1.5—€1.3, €1.4 billion.  So, our normal rate of contribution is roughly €200 million, €220 million every year.  So, six times 200, 250, does allow you to cover the unfunded pension liability within the six-year period.

Mr. Mark Cardwell:   That’s clear.  Thank you.

Mr. Zeinal Bava:   Okay.

Operator:   Our next question comes from Will Maine with Bear Stearns.  Please state you questions.

Mr. Will Maine:   Oh, thank you, no.  My question’s been answered.

Operator:   There are no further questions at this time.  I will now turn the conference back over to Mr. Bava to conclude.

Mr. Zeinal Bava:   Great.  Thank you very much.

I hope the conference call was useful.  As usual, my Investor Relations Director, Nuno Prego and the team, are always available to answer any further questions you may have by phone or by mail.

What I would like to do is reiterate the firm belief of the Portugal Telecom Group and the Board that we believe that the €9.50 share price of Sonae’s offer does not reflect the value of our assets.  We believe that the announcement today is—views—is—aims to maximize shareholder value.  We don’t think it will interfere with the analysis that’s being done around the Sonaecom offer and, therefore, we will continue to work in the future to maximize value for you, and we hope that the decision to spin off Multimedia will allow you to crystallize more value and will also provide more clarity for the—our sum of the parts.

Also, last but not the least with regard to the timetable, again this is all in a state of flux, but we will keep you posted either through normal e-mails that we send.  But, what we can say is that once—is—as and when the Competition Authority has taken its final view in this process, the Portugal Telecom Board will again decide whether it wants to, in any way, change the proposal we have made today to shareholders.

All of these proposals are subject to a special shareholder’s meeting, which ultimately we’ll decide, and the execution of any such measures that we have announced today will also be dependent on the final outcome of the offer.

Thank you very much and good afternoon to you all.  Bye-bye.

Operator:   This concludes today’s conference.  Please disconnect your lines at this time.